UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Explanatory Note

On November 7, 2017, Cellect Biotechnology Ltd. (the “Company”) furnished a Form 6-K (the “Original Report”) attaching a Notice and Proxy Statement, form of Proxy Card and Voting Instruction Card for an Extraordinary General Meeting of Shareholders.  The Company has made certain changes to the Notice and Proxy Statement including the vesting provisions of Proposal 3.  Attached to this Amended Report on Form 6-K/A is the updated Notice and Proxy Statement that is being sent to shareholders of the Company. There are no other changes to the Original Report other than as reflected in this Amended Report.

Exhibit

99.1	Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

Date: November 28, 2017	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Title: Chief Financial Officer

3